TERYL RESOURCES CORP.

03007457

SUPPL

RECEIVED
FEB 14 2003
181

February 7, 2003

Securities Exchange Commission
500 North Capitol St.,
Washington, D.C.
20549

Re: Teryl Resources Corp. - File No. 82-2026

Dear Sirs:

Please find enclosed an insider report for John Robertson of Teryl Resources Corp. dated February 7, 2003.

If you have any questions or require further information please contact me at your convenience.

Yours truly,

Jennifer Lorette
Insider Reports

jhl
Enclosure

PROCESSED
APR 01 2003
THOMSON FINANCIAL

dlw 3/19

Suite 1103-11871 Horseshoe Way, Richmond, B.C., V7A 5H5 Canada
Phone: 604-278-5996 Toll Free: 800-665-4616 Fax: 604-278-3409

FORM 55-102F6
INSIDER REPORT
(See instructions on the back of this report)

Notice – Collection and Use of Personal Information: The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TERYL RESOURCES CORP.

RECEIVED FEB 14 2003 PROCESSING SECTION 181

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

DATE OF LAST REPORT FILED OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DD 31 MM 01 YY 03

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: ROBERTSON
GIVEN NAMES: JOHN
NO.: 11871 STREET: HORSESHOE WAY APT: 1103
CITY: RICHMOND
PROV: BRITISH COLUMBIA POSTAL CODE: V7A 5H5
BUSINESS TELEPHONE NUMBER: 604 - 278 - 5996 EXT
BUSINESS FAX NUMBER: 604 - 278 - 3409
CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☒ NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☐ ALBERTA
☒ BRITISH COLUMBIA
☐ MANITOBA
☐ NEWFOUNDLAND
☐ NOVA SCOTIA
☐ ONTARIO
☐ QUÉBEC
☐ SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A D E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DD	MM	YY	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE / EXERCISE PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT / INDIRECT OWNDERSHIP / CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
COMMON	1 752 064								☐	1 752 064	1	
OPTION	1 000 000	PLEASE SEE ATTACHMENT.							☐	1 000 000	1	
COMMON	1 410 500								☐	1 383 000	2	ACCESS INFO. SERV.

ATTACHMENT ☒ YES ☐ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

PLEASE SEE ATTACHMENT.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN ROBERTSON
SIGNATURE: J Robertson
DATE OF THIS REPORT: DD 07 MM 02 YY 03

OSC 55-102F6 Rev. 2002 / 2 / 8 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

John Robertson report dated February 8, 2003

Class	Previous Balance	Date	Nature	Acquired	Disposed	Unit Price	Present Balance	Owner	Identity
COMMON	1,752,064						1,752,064	1	
OPTION	1,000,000						1,000,000	1	
COMMON	1,470,500	29-Jan-03	10		2,000	$0.38	1,468,500	2	ACCESS INFORMATION SERVICES
		29-Jan-03	10		7,000	$0.38	1,461,500	2	ACCESS INFORMATION SERVICES
		29-Jan-03	10		1,000	$0.39	1,460,500	2	ACCESS INFORMATION SERVICES
		30-Jan-03	10		8,000	$0.39	1,452,500	2	ACCESS INFORMATION SERVICES
		30-Jan-03	10		11,500	$0.40	1,441,000	2	ACCESS INFORMATION SERVICES
		31-Jan-03	10		10,000	$0.41	1,431,000	2	ACCESS INFORMATION SERVICES
		31-Jan-03	10		10,000	$0.40	1,421,000	2	ACCESS INFORMATION SERVICES
		31-Jan-03	10		2,000	$0.41	1,419,000	2	ACCESS INFORMATION SERVICES
		3-Feb-03	10		10,000	$0.46	1,409,000	2	ACCESS INFORMATION SERVICES
		3-Feb-03	10		5,000	$0.48	1,404,000	2	ACCESS INFORMATION SERVICES
		4-Feb-03	10		12,000	$0.49	1,392,000	2	ACCESS INFORMATION SERVICES
		4-Feb-03	10		9,000	$0.51	1,383,000	2	ACCESS INFORMATION SERVICES